Exhibit 11

SCHEDULE OF COMPUTATION OF NET INCOME PER SHARE

	2003	2002	2001
BASIC EARNINGS PER SHARE
Net income	$15,307,893	$15,102,300	$13,808,555

Divide by: Weighted average shares outstanding*	13,438,007	13,547,299	13,897,764

Basic earnings per share*	$1.14	$1.11	$0.99

DILUTED EARNINGS PER SHARE
Net income	$15,307,893	$15,102,300	$13,808,555

Divide by: Weighted average shares outstanding*	13,438,007	13,547,299	13,897,764
Potentially dilutive effect of stock options*	78,693	5,270	2,363

Weighted average shares outstanding, including potentially dilutive effect of stock options*	13,516,700	13,552,569	13,900,127

Diluted earnings per share*	$1.13	$1.11	$0.99

*	Amounts for periods prior to May 31, 2002 have been restated to reflect the 5-for-4 stock split paid May 31, 2002.